UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42594

IOTHREE LIMITED

(Translation of registrant’s name into English)

161 Kallang Way, #07-01 and #07-08, Singapore 349247

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On October 10, 2025, at the Extraordinary General Meeting of Members of iOThree Limited (the “Company”), the Company’s shareholders approved, among others, the Second Amended and Restated Memorandum and Articles of Association and the redesignation of certain issued ordinary shares, par value $0.00625 per share (the “Ordinary Shares”), as issued class A shares, par value $0.00625 per share (the “Class A Shares”), on a one-for-one basis.

As a result, as of the date of this report, the Company is authorized to issue 700,000,000 Ordinary Shares, 90,000,000 Class A Shares, and 10,000,000 preferred shares. As of the date of this report, the Company has 7,333,257 Ordinary Shares and 18,316,743 Class A Shares issued and outstanding, and no preferred shares outstanding.

The Second Amended and Restated Memorandum and Articles of Association became effective on October 10, 2025, a copy of which is attached hereto as Exhibit 3.1.

Exhibits

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of the registrant.

This Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-289327) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025	IOTHREE LIMITED

	By:	/s/ Eng Chye Koh
Eng Chye Koh
Chief Executive Officer and Chairman

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